Item 77C          Submission of matters to a vote of security holders

A special meeting of the shareholders of Touchstone Growth & Income Fund (the "Fund") of Touchstone Variable Series Trust was held on January 28, 1999. At the meeting, the sole shareholder of the Fund, Western-Southern Life Assurance Company ("Western-Southern"), voted on a proposal to approve a new portfolio advisory agreement between Touchstone Advisors, Inc., the investment advisor to the Fund (the "Advisor"), and Scudder Kemper Investments, Inc. ("Scudder Kemper"), pursuant to which Scudder Kemper would act as portfolio advisor with respect to the assets of the Fund. Western-Southern agreed to the proposal.

The new agreement replaced the portfolio advisory agreement dated September 7, 1998 and is identical in all substantive respects to that portfolio advisory agreement, except for different effective and termination dates.